UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1 )*
                              ---------------------

                           BIGSTAR ENTERTAINMENT, INC.

                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                    089896104
                                 (CUSIP Number)

                                September 9, 2000
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  |_|      Rule 13d-1(b)
                  |X|      Rule 13d-1(c)
                  |_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               (Page 1 of 5 pages)

                                  SCHEDULE 13G


CUSIP No. 089896104                                          Page 2 of 6 Pages
          ---------


    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                             Curtis L. Alexander


    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)
                                                             (b)


    3       SEC USE ONLY


    4       CITIZENSHIP OR PLACE OR ORGANIZATION

                             United States

      NUMBER OF         5    SOLE VOTING POWER
        SHARES                                            0
     BENEFICIALLY
       OWNED BY         6      SHARED VOTING POWER
         EACH                                       163,200
      REPORTING
        PERSON          7      SOLE DISPOSITIVE POWER
         WITH                                             0

                        8      SHARED DISPOSITIVE POWER
                                                    163,200

    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                               163,200

    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                            1.6%
    12   TYPE OF REPORTING PERSON*
                                      IN



                               (Page 2 of 5 pages)

The  Schedule  13D filed on March 8, 2000 is  amended to report  that  Curtis L.
Alexander   holds  five   percent  or  less  of  the  common  stock  of  BigStar
Entertainment, Inc., as follows:

"Item 1(a).       Name of Issuer:

                  BigStar Entertainment, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  19 Fulton Street, 5th Floor
                  New York, NY 10038

Item 2(a).        Name of Person Filing:

                  This statement is filed by:

                  Curtis L. Alexander ("Alexander") with respect to the shares of Common Stock, par value $.001 per share ("Common Stock") of the Company which may be deemed to be beneficially owned by Alexander, including 163,200 shares of Common Stock owned by Media Group Investors, L.P. which has a sole general partner, Media Group Management, Inc., of which Alexander is a 25% shareholder.

Item 2(b).        Address of Principal Business Office, or, if None, Residence:

                  The address of Alexander is 365 Boston Post Road, Suite 210, Sudbury, Massachusetts 01776.

Item 2(c).        Citizenship:

                  Alexander is a United States citizen.

Item 2(d).        Title of Class of Securities:

                  This statement relates to the Company's Common Stock, par value $.001 per share.

Item 2(e).        CUSIP Number:

                  089896104

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person is a:

(a)  Broker or dealer registered under Section 15 of the Act,

(b)  Bank as defined in Section 3(a)(6) of the Act,

(c)  Insurance Company as defined in Section 3(a)(19) of the Act,

(d)  Investment  Company  registered  under Section 8 of the Investment  Company
     Act,

(e)  Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

(f)  Employee   Benefit  Plan  or  Endowment   Fund  in  accordance   with  Rule
     13d-1(b)(1)(ii)(F),

(g)  Parent  Holding   Company  or  control  person  in  accordance   with  Rule
     13d-1(b)(1)(ii)(G),

(h) Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

                               (Page 3 of 5 pages)

(i) Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c) check this box. |X|

Item 4.  Ownership.

         (a) Amount beneficially owned: 163,200
         (b) Percent of class: 1.6%
         (c) (i)   Sole power to vote or direct the vote: 0
             (ii)  Shared power to vote or direct the vote:           163,200
             (iii) Sole power to dispose or direct the disposition: 0
             (iv)  Shared power to dispose or direct the disposition: 163,200

                  As of March 7, 2000 Alexander has the shared power to vote and dispose of 163,200 shares of Common Stock owned by Media Group Investors, L.P. which has a sole general partner, Media Group Management, Inc., of which Alexander is a 25% shareholder.

Item 5.  Ownership of Five Percent or Less or a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.  Notice of Dissolution of Group.

                  Not applicable.

Item 10. Certification.

                  Alexander hereby makes the following certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."


                               (Page 4 of 5 pages)

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 10, 2000


                                              /s/ Curtis L. Alexander
                                             ---------------------------------
                                              Curtis L. Alexander


                               (Page 5 of 5 pages)